EXHIBIT 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2014

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis
The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the three and six months ended June 30, 2014 and 2013. This report is dated August 12, 2014 and should be read in conjunction with the unaudited consolidated interim financial statements for the same period and the Management’s Discussion and Analysis and the audited consolidated financial statements for the Year Ended December 31, 2013.  The Company also published an Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml both for the year ended December 31, 2013.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations
The Company incurred a net loss for the three months ended June 30, 2014 of $3.8 million or $0.08 per share compared to a net loss of $5.7 million or $0.13 per share in the comparative period ended June 30, 2013. On a six month basis, the Company incurred a $6.2 million loss or $0.13 per shares versus $9.2 million or $0.21 per share last year. The decreased loss in the current three and six month periods, versus the comparable periods of 2013, was mainly attributable to a gain realized on the disposition of mineral properties and lower income tax expense.

Contributing to losses in the current three and six month periods was an impairment recorded on some of the Company’s non-core mineral properties, an increase in stock based compensation and the recognition of the Company’s share in the losses of its associated companies. Offsetting these losses was the recognition, in both the current and comparative quarter, of other income relating to the amortization of premiums paid by investors on the Company’s common shares, issued on flow-through financings in 2013.

General and administrative costs in the current quarter of $4.1 million are higher than in the comparable quarter of 2013 ($2.6 million) as the fair value of options, granted in the first quarter of 2014, and restricted share units (RSU), granted at the end of 2013, are being amortized over a relatively condensed service period. Costs are expected to remain at current levels until the end of the year. In addition, in the current quarter, professional fees have increased over the comparable period of 2013 as the Company has relied more heavily on external service providers for technical, tax and legal services. Costs for professional services should remain at current spend levels in the coming quarters as the Company seeks out joint venture partners for its core projects. Other employee compensation costs and general administrative costs varied little over the two periods and are expected to remain at current levels for the foreseeable future.

The Company continues to hold investments in common shares and warrants of several mining companies that were received as consideration for optioned mineral properties, and other short-term investments, including one gold exchange traded receipt. These available for sale financial assets are recorded at fair value on the statements of financial position. On a year-to-date basis, the Company determined that the recoverability of some of its available for sale investments were impaired and recorded a $0.3 million (2013 - $3.6 million) charge to the statement of operations.

The Company holds two investments in associates that are accounted for using the equity method and recognized a $0.3 million loss from associates on the statement of operations for the quarter ended June 30, 2014. This charge, combined with the $0.1 million charge recognized in the first fiscal quarter of 2014, amounts to $0.4 million recognized on a six-month year-to-date basis. During the quarter ended March 31, 2014, the Company obtained significant influence over one of these associates and as a result, the Company recorded a gain of $0.6 million as gains on reclassification of available for sale investments on the statement of operations in that quarter. The Company did not account for these two holdings using the equity method in 2013 and therefore no comparable income or loss was recorded.

In the current quarter, the Company entered into an agreement with Revolution Resources Corp. (renamed IDM Mining - “IDM”) to option the Company’s Red Mountain Project. In order to exercise its option, IDM paid the Company $1 million in cash and 4,955,500 common shares of IDM, the fair value of which was $1.5 million. The receipt of cash and shares was recorded as a $2.5 million gain on the disposition of mineral properties, as all historical acquisition and exploration costs for the project had been fully recovered through previous option payments and other recoveries. In addition to the initial payment of cash and shares, IDM is committed to pay an additional $1 million within eighteen months and is also obligated to spend $7.5 million on the Red Mountain Project over a three year period.

In the current quarter, Wolfpack Gold Corp. (“Wolfpack”) who held options to purchase three non-core projects the Company owns in the State of Nevada, notified the Company that it would discontinue the option to purchase two of the projects and no further option payments would be made on those options. At that time, the Company decided not to continue to carry the maintenance costs of these claims and determined that the recoverability of the carrying costs was impaired and charged the statement of operations $2.4 million as impairment of mineral properties. No impairments of mineral properties were recognized in the comparative periods of 2013. Wolfpack has notified the Company that it intends to continue its option on the third project, Castle Black Rock, and in the current quarter made the required payment of 1,120,000 Wolfpack shares. The fair value of the shares of $0.1 million was recorded as a recovery of mineral properties on the statement of financial position as at June 30, 2014. The Company has retained a mineral property value of $350,000 representing an estimate of the value to be recovered on the project.

The Company recognized $1.7 million of other income in the current quarter (2013 - $2.2 million) related to the amortization of flow-through share premiums recorded on financings completed at the end of 2013 and 2012. The remaining balance of flow-through premium of $2.6 million will be recognized in income as the Company incurs additional exploration expenditures at KSM in the third and fourth quarters.

In the second quarter 2014, the Company recognized income tax expense of $1.2 million (2013 - $2.3 million) related to the potential unwinding of taxable temporary differences between the tax basis and book values of mineral properties.

Quarterly Information
Selected financial information for the second quarter of 2014 and each of the previous seven fiscal quarters:

Quarterly operating results ($000's)	2nd Quarter Ended June 30, 2014	1st Quarter Ended March 31, 2014	4th Quarter Ended December 31, 2013	3rd Quarter Ended September 30, 2013
Revenue	-	-	-	-
Loss for period	(3,775)	(2,442)	(2,447)	(2,045)
Basic loss per share	(0.08)	(0.05)	(0.05)	(0.04)
Diluted loss per share	(0.08)	(0.05)	(0.05)	(0.04)

Quarterly operating results ($000's)	2nd Quarter Ended June 30, 2013	1st Quarter Ended March 31, 2013	4th Quarter Ended December 31, 2012	3rd Quarter Ended September 30, 2012
Revenue	-	-	-	-
Loss for period	(5,679)	(3,478)	(2,651)	(5,311)
Basic loss per share	(0.13)	(0.08)	(0.08)	(0.12)
Diluted loss per share	(0.13)	(0.08)	(0.08)	(0.12)

Significant activities in the second quarter of 2014 included (i) responding to final review comments on the environmental assessment application / environmental impact statement for KSM, filed at the beginning of 2013, (ii) assessing the results of the early 2014 geophysical exploration program and commencing the drilling program at KSM and (iii) establishing impact benefits and other agreements with First Nations.

The current quarter’s loss of $3.8 million increased from the first fiscal quarter of 2014 as the Company recognized substantially higher stock based compensation related to options granted at the end of March 2014 that have a relatively short service periods for which the fair value is being amortized. In addition, the Company recognized higher tax expenses in the current quarter as the Company incurred and renounced significantly more flow-through expenditures in the current quarter versus the first fiscal quarter of 2014.

Mineral Interest Activities
During the three months ended June 30, 2014, the Company incurred expenditures of $6.3 million on mineral interests compared to $8.2 million in the comparable 2013 period.

The majority of the current quarter spending ($5.8 million) was incurred on the KSM project. These costs were incurred as the Company mobilized and commenced the 2014 drilling program; finalized certain impact benefits and other agreements with First Nations and responded to final review comments by provincial and federal regulatory bodies, on the environmental assessment application / environmental impact statement. Approval of the application by provincial regulators was obtained in July 2014, subsequent to the end of the current quarter, and federal approval is anticipated by the fourth quarter of 2014. The Company also completed the assessment of the geophysical program that has successfully established additional high-priority targets that will be drill tested, either within the current or future drilling programs.

In the next two fiscal quarters, exploration costs may increase as the original 2014 drill program, originally designed to determine the limits of the Deep Kerr Zone target to the north and test the potential for two additional core zone targets on the property, may be expanded. A financing completed in July 2014 and discussed below, could enable the Company to increase the number of rigs in the current program. The deep Kerr discovery has the best metal values found to date at KSM, and is favorably located for cost-effective exploitation. This new deposit could significantly improve KSM’s projected economics.

At Courageous Lake the Company spent $0.5 million in the current quarter compared to $1.9 million in the second quarter of 2013. The Company carried out a winter exploration program in 2013 but did not in 2014. The Company is completing a scaled back geophysical program this year to compile a prioritized drill target for discovery of shallow, high grade early production ores.  It is anticipated that the program will be completed by the end of the third quarter of this year.

Liquidity and Capital Resources
The Company’s working capital position, at June 30, 2014, excluding the flow-through share premium, was $18.7 million down from $30.2 million at December 31, 2013. Cash and short-term deposits at June 30, 2014 totaled $11.3 million. At the end of 2013, the Company completed a flow-through financing raising gross proceeds of $16.8 million, increasing cash to $21.1 million at December 31, 2013. Cash resources have diminished since the year-end as the Company incurred expenditures on the KSM project and corporate and administrative costs.

During the three months ended June 30, 2014, operating activities, including working capital adjustments, used $0.2 million compared to the providing $1.8 million in the comparable quarter of 2013. Expenditures on mineral interests of $6.3 million decreased from the comparable quarter of 2013 when the Company incurred $8.2 million. The exploration program in 2013 was larger than the current year program and included a drilling program at Courageous Lake, a program not repeated in 2014.

The Company will continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.  The Company also continues to dispose of its non-core assets in Canada and the USA. As mentioned above, in June 2014, the Company entered into an agreement with IDM to option its 100% interest in the Red Mountain and received $1 million in cash and $1.5 million of IDM’s common shares. IDM must pay the Company $1 million within 548 days of the regulatory approval of the agreement.

In July 2014, subsequent to the quarter ended June 30, 2014, the Company completed a $13.8 million bought deal, private placement financing consisting of 1.15 million flow-through common shares at a price of $12.00 per flow-through common share. The shares were issued at a 29% premium to the market price of the Company’s shares on the day of closing. The premium calculated will be set up as a liability and amortized through the statement of operations as qualifying expenditures are incurred on the KSM Project.

As announced on July 25, 2014, the Company filed a preliminary short form base shelf prospectus for sale and issue of common shares for total gross proceeds of not greater than $100 million during a 25-month period that the final short form base shelf prospectus remains effective.

Outlook
For the remainder of 2014, the Company will carry out the planned exploration program at KSM and evaluate the opportunities to expand the program. The current drilling program commenced in late May and is anticipated to run through to October. The Company will also continue to support the federal review and approval of the environmental assessment. On a corporate front, the Company plans to continue to seek opportunities to either sell or joint venture one or both of its principal projects. A joint venture arrangement with a major mining partner would enable the Company to move the projects closer toward production.

Funds derived from the $16.8 million flow-through financing completed at the end of 2013 and the $13.8 million financing completed subsequent to the quarter end and those funds derived from the optioning of non-core assets or the disposition of investments will be utilized to complete the above mentioned exploration projects. As at June 30, 2014, the Company had incurred $8.7 million of qualifying expenditures and is committed to spend an additional $8.1 million of the $16.8 million flow-through financing completed at the end of 2013.

Subsequent events
As mentioned above, the Company obtained provincial approval of the environmental assessment application and federal approval is anticipated in the fourth quarter of 2014. In July 2014, the Company completed a $13.8 million bought deal, private placement, financing consisting of 1.15 million flow-through common shares at a price of $12.00 per flow-through common share and filed a preliminary short form base shelf prospectus with Canadian securities commissions and United States Securities and Exchange Commission. Once the shelf prospectus is final, anticipated in the third quarter of 2014, it, will allow the Company flexibility to make offerings of common shares up to an aggregate total of $100 million during a 25-month period.

Also subsequent to the quarter end, upon receipt of regulatory approval of the RSU plan and the successful completion of certain vesting criteria related to a portion of the RSUs granted in 2013, 100,000 common shares were issued.

Internal Controls Over Financial Reporting (“ICFR”)
There were no changes in the Company’s ICFR that occurred during the period beginning on April 1, 2014 and ending on June 30, 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Shares Issued and Outstanding
At August 12, 2014, the issued and outstanding common shares of the Company totaled 48,386,376. In addition, there were 3,650,000 stock options granted and outstanding and 135,000 RSUs outstanding. Assuming the exercise of all outstanding options and RSUs, there would be 52,171,376 common shares issued and outstanding.

Related Party Transactions
During the six months ended June 30, 2014, a private company controlled by a director of the Company was paid $95,000 (2013 - $81,000) for software licenses provided by his company; a private company controlled by an officer was paid $69,000 (2013 - $68,250) for legal services rendered.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at June 30, 2014, $88,000 of liabilities, to related parties, remained outstanding (June 30, 2013 – $32,000).

Recent Accounting Standards and Interpretations Not Yet Applied
New standards and amendments to standards and interpretations that are effective for annual periods beginning on or after January 1, 2014 that have not been applied in preparing these financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) establishes two primary measurement categories for financial assets - amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available for sale and loans and receivable categories. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2018, but rather be left open pending the finalization of the impairment and classification and measurement requirements. The Company will evaluate the impact of the change to its financial statements based on the characteristics of its financial instruments at the time of adoption but is not expected to have a significant effect on the financial statements of the Company.

IFRS 11, Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business and apply prospectively for annual periods beginning on or after January 1, 2016. The Company intends to adopt the amendments to IFRS 11 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments to have a material impact on the financial statements.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) proposes to replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The Company does not expect the standard will have a material impact on the financial statements upon adoption.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (“Amendments to IAS 16 and IAS 38”). The amendments made to IAS 16 state that revenue-based methods of depreciation cannot be used for property, plant and equipment and the amendments in IAS 38 introduces the supposition that the use of revenue-based amortization methods for intangible assets is inappropriate. The Company intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning on January 1, 2016. The Company does not expect the amendments will have a material impact on the financial statements upon adoption.

Risks and Uncertainties
The following discussion on risks and uncertainties should be read in conjunction with documentation contained in the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Metal Prices
Factors beyond the control of the Company affect the price and marketability of any gold or other minerals discovered.  Metal prices have fluctuated widely, particularly in recent years and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, faith in paper currencies, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors cannot accurately be predicted.  However, as the Company is highly leveraged to the price of gold, fluctuations in the gold price should have an even greater impact on the price of the Company's shares.

Uncertainty of Mineral Resources and Mineral Reserves
The Company reports mineral resources and mineral reserves in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Mineral resources and mineral reserves have been prepared in accordance with the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy and Petroleum Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933.

The statements of mineral resources and mineral reserves disclosed by the Company are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Such estimates necessarily include presumptions of continuity of mineralization which may not actually be present.  Market fluctuations and the prices of metals may render mineral resources and mineral reserves uneconomic.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Company’s mineral projects are in various stages of development, and only the Company’s KSM project contains mineral reserves. The Company’s ability to put these properties into production will be dependent upon the results of further drilling and evaluation. There is no certainty that expenditures made in the exploration of the Company’s mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably.  The mineral resources and mineral reserves have been determined and valued based on assumed mineral prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for minerals may render portions of the Company’s mineralization as uneconomic and result in reduced reported mineralization.  Greater assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic, but such studies remain subject to the same risks and uncertainties.

Exploration and Development Risks
The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At present, KSM and Courageous Lake have known bodies of commercial ore but have yet to receive operating permits or adequate funding to advance the project to production. Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has limited experience in the development and operation of mines and in the construction of facilities required to bring mines into production.  The Company has relied and may continue to rely upon consultants for development and operating expertise.  The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced.  Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.  Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Mineral Deposits and Production Costs
Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of any ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that any gold, copper or other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

Currency Exchange Rate Fluctuation
The minerals present in the Company's projects are sold in U.S. dollars and therefore projected revenue of its projects is in U.S. dollars.  The Company’s material properties are located in Canada and therefore its projected expenses for developing its projects are in Canadian dollars.  The prefeasibility report and preliminary assessments on the KSM and Courageous Lake projects use a U.S. dollar value for all projected expenses by converting projected Canadian dollar expenses into U.S. dollars.  To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than these estimates, the profitability of the projects will be more than or less than that estimated in the preliminary assessments, respectively (if the other assumptions are realized).

Financing Risks
The Company has limited financial resources, has no cash flow from operations and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements.  The Company has a history of net losses and negative cash flows from operations and it expects the losses and negative cash flows from operations to continue for the foreseeable future. The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the sale of projects, joint venturing of projects, or equity financing or other means.  Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties.  Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock.  These financings may be on terms less favorable to the Company than those obtained previously.  The Company has stated that its business plan is to increase gold ounces in the ground but not to go into production on its own.

Uninsurable Risks
In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Competition
The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements
The Company's potential mining and processing operations and exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

Political Risk
Properties in which the Company has, or may acquire, an interest are, or may be, located in areas of Canada or the United States which may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups claiming title to land.  The Company’s material properties are in British Columbia and the Northwest Territories of Canada and are in areas with a First Nations presence.  There is uncertainty related to unsettled First Nations' rights and title and settled Treaty Nation's rights in British Columbia and the Northwest Territories and this may create delays in project approval or interruptions in project progress. These risks may have increased after the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot'in Nation v. British Columbia. Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as tax laws, business laws, environmental laws, native land claims entitlements or procedures and mining laws, affecting the Company’s business in those areas.  Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities.  In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations group and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations group.

Foreign Operations
The Company currently has limited interests in properties located outside of Canada but holds interests in various projects within the United States. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including exchange controls, currency fluctuations, changes in taxation laws or policies as well as by-laws and policies of the United States and Canada affecting foreign trade, investment and taxation.

Limited Operating History: Losses
The Company to date has limited experience in mining or processing of metals.  The Company has experienced, on a consolidated basis, losses and negative operating cash flows in most years of its operations.  All activities have been of an exploration and development nature.  There can be no assurance that the Company will generate profits in the future.

Critical Accounting Estimates
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax.  All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Forward Looking Statements
The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.